Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date: June 4, 2008

NEWS RELEASE	ELD No. 08-12
TSX: ELD AMEX: EGO	June 4, 2008

ELDORADO’S OFFER TO FRONTIER SHAREHOLDERS

CONTINUES TO BE FULL AND FAIR

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” or “we”) announced today that Eldorado has completed its in-depth review of the Directors’ Circular issued by Frontier Pacific Mining Corporation (TSX-V:FRP) (“Frontier”) on May 26, 2008 in response to the offer (the “Offer”) by Eldorado to purchase all of the outstanding common shares of Frontier.

Eldorado notes that Frontier has failed to adequately respond to, or address, the many benefits that Frontier shareholders stand to gain from a combination with Eldorado. Eldorado also believes that no new material information concerning Frontier has been disclosed in the Directors’ Circular, or related press releases and filings, that is either: (i) meaningful technical data which has been prepared by or under the supervision of a “qualified person” and is supported by a substantive and appropriate technical report; or (ii) not already publicly known and inherent in Frontier’s share price. Accordingly, nothing has been provided by Frontier that would change Eldorado’s view that its Offer is full and fair.

Eldorado’s President and Chief Executive Officer, Paul N. Wright, commented, “At the time we made public our intention to launch an offer for Frontier, we laid out several compelling reasons why our proposed combination would generate significant value for the shareholders of both companies. These reasons have not changed and we encourage shareholders to consider these benefits. Indeed, recent events have proven our Offer to be even more compelling for Frontier’s shareholders now than at the time of launch. Based on the closing price of Eldorado’s common shares on the Toronto Stock Exchange on June 2, 2008, our Offer now represents a premium of 48.1% to Frontier’s share price on April 18, 2008, the last day prior to the announcement of the Offer.”

Eldorado will also be mailing to Frontier shareholders and filing on SEDAR a Notice of Change in Information to its original offer and circular dated May 9, 2008, which addresses two important developments:

•

Eldorado’s discovery during the course of its due diligence in Greece of two active petitions launched by local municipalities for the annulment of the pre-approval act issued by the Greek Ministry of Public Works, Town Planning and Environment in respect of the Perama Hill project. The petitions were commenced in the Counseil d’Etat, the Supreme Administrative Court of Greece. If the petitions are granted, it could set the permitting process for Perama Hill back to where it stood in 2000 and require, among other regulatory work, the issuance of a new preliminary site plan for Perama Hill and the filing of a new environmental impact study on Perama Hill. This information confirms and underscores Eldorado’s consistent view that significant permitting and regulatory work remains outstanding at Perama Hill; and

•	Eldorado’s receipt of all permits and approvals necessary to construct its second mine in Turkey – the Efemçukuru mine.

Eldorado urges Frontier shareholders to keep these two developments in mind when assessing the Offer. These developments highlight the opportunity for Frontier to partner with an Eldorado team which has a proven track record of successfully permitting projects in the Aegean region - experience that makes Eldorado’s Offer a logical choice for Frontier shareholders who wish to see Perama Hill advanced to production. Eldorado’s Offer presents a much lower risk scenario for Frontier shareholders than “going it alone”, while at the same time providing Frontier shareholders with a significant premium and considerable exposure to the upside potential of Perama Hill and Eldorado’s two current mine construction projects underway in Turkey and Brazil.

Accompanying the Notice of Change in Information will be a letter to Frontier’s shareholders which responds to a number of omissions and shortcomings contained in Frontier’s Directors’ Circular which require clarification.

Eldorado’s Offer remains open for acceptance until 5:00 p.m. (Toronto time) on June 17, 2008, unless extended or withdrawn.

Rationale for the Offer

There are a number of compelling reasons why the combination of Eldorado and Frontier would be beneficial to shareholders of each company, which Frontier’s Directors’ Circular has not convincingly addressed or rebutted:

•

a substantial premium offer of 0.1220 Eldorado common shares for each Frontier common share. The Offer, based on the recent closing price of Eldorado’s common shares on June 2, 2008, now represents a premium of 48.1% to Frontier’s share price on April 18, 2008, the last day prior to the announcement of the Offer;

•

significantly enhanced liquidity for Frontier’s shareholders in the form of Eldorado common shares. Eldorado’s average four-day liquidity is more than Frontier’s entire pre-announcement market capitalization;

•	elimination of the existing “market overhang” from Frontier’s largest shareholder;
•	immediate participation in a high quality, high growth gold producer with low cost operating assets and a significant market presence and analytical endorsement;
•	elimination of existing “single project” risk through exposure to Eldorado’s portfolio of high quality producing mines and near-term projects in construction;

•

an opportunity to enhance and accelerate development of the Perama Hill project through a dedicated Eldorado team with a proven track record of successfully permitting, constructing and operating mines;

•	the availability of financial and technical resources to manage the Perama Hill project through the inevitable challenges associated with mine permitting, construction and operations;
•	the financial platform and flexibility to bring the Perama Hill project into production with no additional dilution to Frontier’s current shareholders;
•	increased financial strength, immediate cash flow from current gold production and improved access to capital; and
•	the opportunity for operational and administrative synergies between Eldorado’s gold projects in Turkey and Frontier’s Perama Hill project in neighboring Greece.

Frontier’s Golden Parachutes and Poison Pill

Eldorado is disappointed with Frontier’s adoption in response to Eldorado’s Offer of “Golden Parachute” termination packages for its management and a tactical “Poison Pill” shareholder rights plan. Eldorado believes such actions have the effect of enriching and entrenching Frontier’s management and are not consistent with Frontier’s stated goal of enhancing shareholder value.

Frontier has stated that its principal reason for adopting the Poison Pill is to provide Frontier’s management with the time required to find an alternative transaction to the Offer. However, as of the June 17, 2008 expiry date of Eldorado’s Offer, Frontier’s management will have had 60 days since the time they learned of Eldorado’s most recent Offer and nearly two years since Eldorado first approached Frontier to propose a business combination to find alternative transactions. That is more than enough time. Accordingly, Eldorado is of the view that Frontier’s Poison Pill does nothing to enhance shareholder value and serves no purpose other than to deter Frontier’s shareholders from the opportunity to tender to a full and fair Offer.

Accordingly, if Frontier’s Poison Pill is not waived or otherwise terminated prior to the time of expiry of Eldorado’s Offer (or, in the event that Eldorado chooses to extend its Offer, if the Poison Pill is approved by a majority of Frontier’s shareholders at its meeting scheduled for June 19, 2008), the Offer will terminate in accordance with its terms.

Eldorado urges Frontier’s shareholders to seriously consider the potential for a material adverse impact on Frontier’s share price if the Poison Pill is not waived or is approved at Frontier’s upcoming shareholder meeting and the Offer terminates.

Eldorado’s financial adviser is Macquarie Capital Markets Canada Ltd. Its legal advisors are Borden Ladner Gervais LLP in Canada and Dorsey & Whitney LLP in the United States.

How to Tender

Frontier shareholders wishing to accept the Eldorado Offer are encouraged to tender their shares by completing the letter of transmittal accompanying the documents mailed to them and returning it together with certificates representing their Frontier shares and all other documents to the offices of Kingsdale Shareholder Services Inc. in Toronto, Ontario in accordance with the instructions in the letter of transmittal. If Frontier shares are held by a broker or other financial intermediary, Frontier shareholders should contact such intermediary and instruct it to tender their Frontier shares.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Eldorado or Frontier. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

Eldorado has also filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement, which includes the offer and take-over bid circular and prospectus relating to its offer to Frontier shareholders. ELDORADO URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Eldorado with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained for free, from Eldorado’s website or by directing a request to Eldorado’s investor relations department by telephone at 1-888-353-8166, fax 604-687-4026 or e-mail info@eldoradogold.com or by contacting the Information Agent, Kingsdale Shareholder Services Inc., toll free at 1-866-581-1513.

About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, Turkey, China and the surrounding regions. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario). Such forward looking statements or information include, but are not limited to statements or information with respect to unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40- F dated March 31.2008. Forward-looking statements herein include statements regarding the expectations and beliefs of management and the possible outcome of litigation in Greece concerning the Perama Hill project, the Rationale for the Offer and the effect of the Golden Parachute and Poison Pill. Such factors included, amongst others the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31,2008. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S. Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX:EDL) and the American Stock Exchange (AMEX:EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations	Eldorado Gold Corporation
Phone: 604.601.6650 or 1.888.353.8166	1188 – 550 Burrard Street
Fax: 604.687.4026	Vancouver, B.C. V6C 2B5
Email nancyw@eldoradogold.com	Web site: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com